SIRRUS CORP.

Nyeri Motor Services Building

Moi Nyayo Way

Nyeri, Kenya

January 2, 2015

Anne Nguyen Parker

Assistant Director

Division of Corporation Finance

U.S. Securities and Exchange Commission

Washington, D.C.  20549

                                                                                                                RE:         Sirrus Corp.

                                                                                                                                Registration Statement on Form S-1

                                                                                                                                File No. 333-199818

                                                                                                                                Filed on November 3, 2014

Dear Ms. Parker:

                In response to your letter dated November 24, 2014, please be advised as to the following:

Prospectus Summary, page 5

1.       The requested disclosures have been revised to clarify that we currently do not have any sales, operations or customers.

2.       The requested disclosure has been added in this section and throughout the prospectus.

3.       The disclosure has been revised as requested.

4.       The disclosure has been expanded and revised as requested.

5.       The requested information has been added to this section.

6.       The requested information has been added to this section.

Risk Factors, page 11

7.       The requested risk factor has and remains within the filing of the registration statement. We refer you to the fifth paragraph on page 17 in the prospectus. We believe that the risk factor as stated satisfies your request.

8.       The extraneous risk factors have been removed.

Risks Related to the Company’s Market and Strategy, page 21

9.       The erroneous risk factor has been removed.

Description of Business, page 34

Business Development, page 34

10.    The erroneous paragraph has been removed.

                                                                                                U.S. Securities and Exchange Commission

                                                                                                RE:         Sirrus Corp.

                                                                                                                Registration Statement on Form S-1

                                                                                                                File No. 333-199818

                                                                                                                Filed on November 3, 2014

                                                                                                January 2, 2015

                                                                                                Page 2

Our Product Line, page 35

11.    The pictures contained in our prospectus are actual images of the products we have entered into contracts to sell and distribute on our website. Additionally, descriptions of the products have been added as requested.

Manufacturing, page 41

12.    The requested disclosure has been made.

Legal Proceedings, page 48

13.    The extraneous language has been removed throughout the document.

                Thank you for your time and assistance. Feel free to contact me at our contact information above if you have any questions.

Sincerely,

/s/ Ahmed Guled

Ahmed Guled, President and CEO